                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of March 31, 2000

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                       Form 20 F [X]       Form 40 F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes [ ]       No [X]

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NYMOX PHARMACEUTICAL CORPORATION
                                            --------------------------------
                                                       (Registrant)


                                           /s/     Paul Averback
                                           ---------------------------------
                                             Paul Averback, MD - President

Date:  May 15, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS
(IN US DOLLARS)

REVENUES

Revenues on service fees for the AD7CTM test amounted to $38,261 for the period ended March 31, 2000, compared with $59,059 for the period ended March 31, 1999. All of the service fee revenue was derived in the United States from our AD7CTM urine test service offered through our reference laboratory service.

RESEARCH AND DEVELOPMENT

Research and development expenditures were reduced by management to $282,167 for the period ended March 31, 2000, compared with $369,381 for the period ended March 31, 1999. Expenses in this area are budgeted to increase in 2000 with the new financing secured by the Company.

MARKETING EXPENSES

Marketing expenses were also reduced by management to $221,890 for the period ended March 31, 2000 compared to $391,879 for the same period in 1999.

ADMINISTRATIVE EXPENSES AND COST OF SALES

General, administrative and cost of sales expenses remained constant at $324,569 for the period ended March 31, 2000, compared with $319,537 for the same period in 1999.

LONG-TERM COMMITMENTS

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $16,203 per month and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2000.

RESULTS OF OPERATIONS

Net losses for the period ended March 31, 2000 were $835,020, or $0.04 per share, compared to $1,046,946, or $0.05 per share, for the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1999, cash totaled $2,811,041. In November, 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty month period commencing March 2000, when our F-1 registration statement was declared effective. The Company also completed a private placement in March, 2000 comprising 666,667 common shares at $6.00 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.

                      Consolidated Financial Statements of
                                  (Unaudited)


                              NYMOX PHARMACEUTICAL
                                  CORPORATION

            Three-month periods ended March 31, 2000, 1999 and 1998

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998

FINANCIAL STATEMENTS
     Consolidated Balance Sheets .................        1
     Consolidated Statements of Operations .......        2
     Consolidated Statements of Deficit ..........        3
     Consolidated Statements of Cash Flows .......        4
     Notes to Consolidated Financial Statements ..        5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 2000 and 1999, with comparative figures as at December 31, 1999 (in US dollars)


                                                       March 31,         March 31,       December 31,
                                                         2000              1999              1999
                                                     -----------      -----------       -------------
                                                     (Unaudited)      (Unaudited)         (Audited)

ASSETS

Current assets:
   Cash                                             $  2,811,041      $  1,168,206      $    449,363
   Short-term investments                                     --           377,130                --
   Interest receivable                                        --            23,390                --
   Accounts receivable                                    42,152            47,283            24,611
   Research tax credits receivable                         6,703             4,003             3,180
   Notes receivables                                     181,280           187,736           181,280
   Other receivables                                      87,942            40,126            18,390
   Prepaid expenses                                      117,500                --           100,000
                                                    ------------      ------------       -----------
                                                       3,246,618         1,847,874           776,824

Capital assets                                         1,214,663         1,285,183         1,168,316

Deferred share issuance costs                            232,394                --           195,351

Intellectual property rights acquired (note 2)           738,457                --                --
                                                    ------------      ------------      ------------
                                                    $  5,432,132      $  3,133,057      $  2,140,491
                                                    ============      ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and
    accrued liabilities                             $    605,163      $    158,868      $    486,916
   Note payable                                               --                --           346,428
                                                    ------------      ------------      ------------
                                                         605,163           158,868           833,344

Shareholders' equity:
   Share capital                                      21,570,789        16,312,655        16,912,963
   Deficit                                           (16,743,820)      (13,338,466)      (15,605,816)
                                                    ------------      ------------      ------------
                                                       4,826,969         2,974,189         1,307,147
                                                    ------------      ------------      ------------
                                                    $  5,432,132      $  3,133,057      $  2,140,491
                                                    ============      ============      ============


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)

                                                      2000              1999              1998
                                                   ----------       -----------       -----------

Revenue:
   Service fees                                    $   38,261       $    59,059      $      2,764
   Interest                                             2,073            11,763             8,834
                                                   ----------       -----------       -----------
                                                       40,334            70,822            11,598

Expenses:
   Research and development                           282,167           369,381           433,172
   Less investment tax credits                        (3,538)                --           (1,386)
                                                   ----------       -----------       -----------
                                                      278,629           369,381           431,786
   Marketing                                          221,890           391,879           685,327
   General, administrative and costs of sales         324,569           319,537            96,513
   Depreciation and amortization                       48,434            36,052            29,183
   Interest and bank charges                            1,832               919             1,293
                                                   ----------       -----------       -----------
                                                      875,354         1,117,768         1,244,102

Net loss                                           $ (835,020)      $(1,046,946)      $(1,232,504)
                                                   ----------       -----------       -----------
Loss per share                                     $    (0.04)      $     (0.05)      $     (0.07)
                                                   ----------       -----------       -----------

Weighted average number of common
 shares outstanding                                20,307,099        19,765,404        18,718,815
                                                   ----------       -----------       -----------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)


                                              2000               1999              1998
                                          ------------       ------------       -----------

Deficit, beginning of period              $(15,605,816)      $(12,256,479)      $(7,415,759)

Net loss                                      (835,020)        (1,046,946)       (1,232,504)

Share issue costs                             (302,984)           (35,041)          (57,507)

                                          ------------       ------------       -----------
Deficit, end of period                    $(16,743,820)      $(13,338,466)      $(8,705,770)
                                          ============       ============       ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)

                                                                2000              1999              1998
                                                             ----------       -----------       -----------
Cash flows from operating activities:
     Net loss                                                $ (835,020)      $(1,046,946)      $(1,232,504)
     Adjustment for:
         Depreciation and amortization                           48,434            36,052            29,183
     Change in operating assets and liabilities                (108,168)          304,329          (619,936)
                                                             ----------       -----------       -----------
                                                               (894,754)         (706,565)       (1,823,257)

Cash flows from financing activities:
     Proceeds from issuance of share capital                  4,000,000           368,945         2,522,770
     Share issue costs                                         (340,027)          (35,041)          (57,507)
     Repayment of note payable                                 (346,428)               --                --
                                                             ----------       -----------       -----------
                                                              3,313,545           333,904         2,465,263

Cash flows from investing activities:
     Additions to capital assets                                (57,113)          (41,543)         (128,792)
     Net proceeds on maturity of (purchases of)
         short-term investments                                      --         1,087,504         1,233,344
                                                             ----------       -----------       -----------
                                                                (57,113)        1,045,961         1,104,552
                                                             ----------       -----------       -----------

Increase in cash                                              2,361,678           673,300         1,746,558

Cash, beginning of period                                       449,363           494,906           351,458

                                                             ----------       -----------       -----------
Cash, end of period                                          $2,811,041       $ 1,168,206       $ 2,098,016
                                                             ==========       ===========       ===========
Supplemental disclosure to
     statements of cash flows:
          (a) Income taxes paid                              $    1,832       $       919       $     1,293


          (b) Non-cash transaction:
                Acquisition of Serex, Inc. by
                   issuance of common shares                    657,825                --                --


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital.

The Corporation is listed on the NASDAQ Stock Market.

1.   BASIS OF PRESENTATION:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiaries. Significant intercompany balances and transactions have been eliminated on consolidation.

          Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, comparative figures for 1999 and 1998 included in these consolidated financial statements have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

     (b)  Interim financial statements:

          The unaudited consolidated balance sheets as at March 31, 2000 and 1999 and the unaudited consolidated statements of earnings, deficit and cash flows for the three-month periods ended March 31, 2000, 1999 and 1998 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)

2.   BUSINESS ACQUISITION:

     On January 8, 2000, the Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey. The Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a fair value of approximately $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares, (ii) January 8, 2002 - 30,000 shares, (iii) January 8, 2003 - 30,000 shares, (iv)
     January 8, 2004 - 19,879 shares. In connection with this acquisition, the Corporation also issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     Details of the acquisition are as follows:



Assets acquired:
    Current assets                                                                $  98,746
    Capital assets                                                                   19,056
    Current liabilities                                                            (217,369)
                                                                                  ---------
                                                                                    (99,567)
    Patents, technological platform and know-how acquired
        ("intellectual property rights")                                            757,392
                                                                                  ---------
Fair value of assets acquired                                                     $ 657,825
                                                                                  ---------

Consideration:
    Common shares                                                                 $ 657,825
                                                                                  ---------

At March 31, 2000, the balance of intellectual property rights consisted of:


Intellectual property rights, at cost                                             $ 757,392
Less amortization                                                                   (18,935)
                                                                                  ---------
                                                                                  $ 738,457
                                                                                  =========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)

3.   CANADIAN/US REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                                2000              1999              1998
                                            -----------       -----------       -----------
Net loss, Canadian GAAP                     $  (835,020)      $(1,046,946)      $(1,232,504)

Adjustments:
    Amortization of patents (i)                   2,049           (13,520)          (10,194)
    Change in reporting currency (iii)               --            47,107           (11,115)
    Intellectual property rights (iv)          (757,392)               --                --
    Amortization of intellectual
     property rights (iv)                        18,935                --                --
                                            -----------       -----------       -----------
                                               (736,408)           33,587           (21,309)

                                            -----------       -----------       -----------
Net loss, U.S. GAAP                         $(1,571,428)      $(1,013,359)      $(1,253,813)
                                            ===========       ===========       ===========

                                            -----------       -----------       -----------
Loss per share, U.S. GAAP                   $     (0.08)      $     (0.05)      $     (0.07)
                                            ===========       ===========       ===========

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                                2000              1999              1998
                                            -----------       -----------       -----------


Shareholders' equity, Canadian GAAP         $ 4,826,969       $ 2,974,188       $ 3,764,088
Adjustments:
   Amortization of patents (i)                 (165,368)         (179,969)         (136,121)
   Stock-based compensation - options
    granted to non-employees (ii):
       Cumulative compensation expense       (1,000,416)         (749,038)         (518,700)
       Additional paid-in capital             1,000,416           761,251           522,609
   Change in reporting currency (iii)                --          (115,859)           26,833
   Intellectual property rights (iv)           (757,392)               --                --
   Amortization of intellectual property
    rights (iv)                                  18,935                --                --
                                            -----------       -----------       -----------
                                               (903,825)         (283,615)         (105,379)
                                            -----------       -----------       -----------
Shareholders' equity, U.S. GAAP             $ 3,923,144       $ 2,690,573       $ 3,658,709
                                            ===========       ===========       ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2000, 1999 and 1998
(in US dollars)

3.   CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

     (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. There are no comparable Canadian standards.

     (iii) As explained in note 1 (a), the Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 and 1998 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.

     (iv) Under U.S. GAAP, purchased research and development with no alternative future uses is expensed in the year of acquisition. In Canada, the acquisition of intellectual property rights and know-how is capitalized and amortized using the straight-line basis over the period of intended benefit, which was determined to be ten years.

4.   SEGMENT DISCLOSURES:

     Geographic segment information was as follows:


                                                 United
                                 Canada          States
                               ----------       --------
Revenues:
   2000                        $    2,073       $ 38,261
   1999                            11,763         59,059
   1998                             8,834          2,764

Net loss:
   2000                         (590,217)      (244,803)
   1999                         (531,670)      (515,276)
   1998                         (668,222)      (564,282)

Identifiable assets:
   March 31, 2000               4,796,924        635,208
   March 31, 1999               2,546,579        586,478
   December 31, 1999            1,714,416        426,075
